SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER: 0-22191

                           NOTIFICATION OF LATE FILING

(Check One):  /X/ Form 10-K    / / Form 11-K    / / Form 20-F
              / / Form 10-Q    / / Form N-SAR

              For Period Ended:  July 31, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR

              For the Transition Period Ended: _____________________

        Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

CONSERVER CORPORATION OF AMERICA
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Full Name of Registrant


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Former Name if Applicable


2655 Le Jeune Road, Suite 535
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Address of Principal Executive Office (Street and Number)


Coral Gables, FL 33134
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City, State and Zip Code


                                     PART II
                            RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

/ /   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        In August 1997, the Registrant announced that it was considering diversifying beyond its sole line of business of marketing and distributing Conserver 21TM, and was exploring a possible new line of business in the hotel and casino industry (the "New Line of Business"). The Registrant's Annual Report on Form 10-K cannot be filed within the prescribed time as a result of the Registrant's ongoing negotiations involving the potential New Line of Business. The negotiations have involved a significant amount of time of senior management of the Company, including the chief executive officer, the chief financial officer and the vice chairman of the Company. Accordingly, the Registrant's Form 10-K could not be filed within the prescribed time and the Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.


                                     PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Caterina Conti, Esq.             (212)          506-5387
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                               /X/ Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               / / Yes     / / No

    Not Applicable: This is Registrant's first Form 10-K.

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Conserver Corporation of America
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 1997              By:  /s/ Miles R. Greenberg
                                           ------------------------------
                                           Miles R. Greenberg
                                           Chief Financial Officer


     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.